UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2026

Steven Eck
Senior Vice President
Avantor, Inc.
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor , Pennsylvania 19087

**Re: Avantor, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2025**
**Form 8-K Filed February 11, 2026**
**File No. 001-38912**

Dear Steven Eck:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services